# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HUYA Inc., CIK 0001728190
CUSIP: 44852D108
Title of class of securities: American Depositary Shares, each representing one Class A ordinary share, par value US$0.0001 per share
Address of issuer's principal executive offices: BUILDING A3, E-PARK,280 HANXI ROAD, PANYU DISTRICT, GUANGZHOU, China (F4), 511446
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-24-005233
Filed by CIK 0001658363

## Reporting persons
- Maple Rock Capital Partners Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Xavier Majic: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: HUYA Inc.
Address of issuer's principal executive offices: Building A3, E-Park, 280 Hanxi Road, Panyu District, Guangzhou 511446 People's Republic of China

## Item 2. Person Filing
Name of person filing:
Maple Rock Capital Partners Inc.
Xavier Majic
Address of principal business office or, if none, residence:
21 St. Clair Avenue East, Suite 1100 - Toronto, A6 M4T 1L9
21 St. Clair Avenue East, Suite 1100 - Toronto, A6 M4T 1L9
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons are filing this SCHEDULE 13G/A jointly, but not as members of a group, and each of them expressly disclaims membership in a group. Further, each of the Reporting Persons disclaims beneficial ownership of the stock except to the extent of that Reporting Person's pecuniary interest therein.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned hereby agree that each of them is individually eligible to use the SCHEDULE 13G/A to which this Exhibit I is attached, and such SCHEDULE 13G/A is filed on behalf of each of them; and each of them is responsible for the timely filing of such SCHEDULE 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2025

Maple Rock Capital Partners, Inc.
By: /s/ Stephen D. Lane, Chief Financial Officer
Name/Title: Stephen D. Lane, Chief Financial Officer

Xavier Majic
By: /s/ Xavier Majic
Name/Title: Xavier Majic

## Signatures
- Maple Rock Capital Partners Inc.: /s/ Stephen D. Lane, Stephen D. Lane, Chief Financial Officer (02/14/2025)
- Xavier Majic: /s/ Xavier Majic, Xavier Majic (02/14/2025)